Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
West Pharmaceutical Services, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 filed by West Pharmaceutical Services, Inc. on December 30, 2008 (File No. 333-156492) of our report dated June 26, 2024, with respect to the statements of net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related supplemental schedule of assets (held at end of year) as of December 31, 2023, which report appears in the December 31, 2023 annual report on Form 11-K of the West Pharmaceutical Services, Inc. 401(k) Plan.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants
West Chester, Pennsylvania
June 26, 2024